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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF AUGUST, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F       X      Form 40-F
                       -----------            ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes             No      X
                -----------    -----------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                CNH GLOBAL N.V.


Form 6-K for the month of August, 2000

List of Exhibits

1. August 2, 2000 press release of registrant relating to a two-month extension it received from the European Commission to continue to pursue divestiture of its Fermec Holdings Limited construction equipment business

2. August 2, 2000 press release of registrant, among other things, announcing the completion of the sale of its New Holland Versatile, Genesis and G-70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made


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                                                                      [CNH LOGO]


          For more information contact:

          William B. Masterson
          01 262 636 5793



          NEWS RELEASE

          For Immediate Release
          CNH RECEIVES EXTENSION FOR DIVESTITURE OF FERMEC CONSTRUCTION EQUIPMENT BUSINESS


          Racine, Wisconsin (August 2, 2000) - CNH Global (N:CNH) said today that it has received a two-month extension from the European Commission to continue to pursue divestiture of its Fermec Holdings Limited construction equipment business. CNH's previous agreement with EarthForce Holdings Limited for the sale of the Fermec business was terminated by CNH after EarthForce did not meet the terms of the agreement. CNH agreed to divest Fermec as part of the conditions under which the European Commission approved the merger of Case Corporation and New Holland.

          CNH has renewed discussions with previously interested parties. The company will also hold discussions with others that express interest in the Fermec business. All Fermec operations and commercial activities will continue under normal business conditions during this time.

          With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


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                                                                      [CNH LOGO]



               For more information contact:

               William B. Masterson
               01 262 636 5793


               NEWS RELEASE
               For Immediate Release
               CNH COMPLETES REQUIRED DIVESTITURE OF
               TRACTOR LINES AND PLANT


               Racine, Wisconsin  (August 2, 2000) - CNH Global
               (N:CNH) said today that it has completed the sale of its New Holland Versatile,

               Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made, to Buhler Versatile Inc., a subsidiary of Buhler Industries, Inc. (TSE:BUI).

               Under the agreement, Buhler will supply the worldwide New Holland commercial organization with these tractor lines until October 31, 2001, and the Genesis and G/70 series tractors to markets outside of North America until December 31, 2002. Buhler also will supply Winnipeg-produced replacement parts for the tractor lines to the New Holland organization on an ongoing basis.

               In addition, CNH reached an agreement with Buhler to manufacture New Holland's Bidirectional(TM) tractor, the TV140, for exclusive distribution by New Holland. CNH retains all commercial rights to this tractor line.

               CNH has begun development of new generation four-wheel drive and over 140 horsepower tractor lines for the New Holland brand with features specifically for New Holland customers. The agreement with Buhler, ensures that, in the interim, New Holland dealers and customers will have an uninterrupted supply of products and replacement parts.

               CNH retains the patented SuperSteer design technology that gives New Holland tractors superior turning radius capability as well as improved traction and stability. CNH will license this technology to Buhler for use on 70 series tractors. New Holland will continue to integrate the SuperSteer design into development of future New Holland-brand tractor models.

               With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. Based in the United States, CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributions. CNH products are sold under the following brands: Case, Case IH, Fiatalis, Fiat-Hitachi, Link-Belt earth moving equipment, New Holland, O&K and Steyr.


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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                         CNH Global N.V.



                                         By: /s/ Kevin J. Hallagan
                                            ------------------------------------
                                            Kevin J. Hallagan
                                            Vice President, Associate General
                                            Counsel and Assistant Secretary



August 3, 2000